Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

November 9, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Ms. Lily Dang Mr. Karl Hiller Mr. Sean Donahue Ms. Anne Nguyen Parker

Re:	Vantage Drilling Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Revised Preliminary Proxy Statement on Schedule 14A Filed September 24, 2010 File No. 1-34094

Dear Messrs. Schwall, Hiller and Donahue and Mss. Dang and Nguyen Parker:

This letter is in response to your letter dated November 8, 2010, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced filings. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Preliminary Proxy Statement on Schedule 14A

General

1.	Comment. Please advise us of your basis for advising shareholders that they may receive proxy solicitation materials from Jasper given that their amended Schedule 13D states that they do not intend to solicit more than ten shareholders and that their solicitations will likely include discussions, rather than written communications. Refer to Rule 14a-2(b)(2).

U.S. Securities & Exchange Commission

November 9, 2010

Response. The Company acknowledges that Jasper has stated in its amended Schedule 13D that its “… solicitation efforts will likely include discussions …” However, Jasper’s amended Schedule 13D does not state that its solicitation efforts will be limited solely to discussions and exclude the use of any written materials. Rule 14a-2(b)(2), exempts non-issuer solicitations, whether oral or written, to ten or fewer persons from Rules 14a-3 to 14a-6 (other than paragraphs 14a-6(g) and (p), 14a-8, 14a-10, and 14a-12 to 14a-15. Furthermore, Jasper also states in its amended Schedule 13D that it “… intends to provide a mechanism for any such solicited shareholder to vote…” Based on the limited disclosure in Jasper’s amended Schedule 13D, the Company is unable to determine with any certainty whether Jasper’s solicitation will be limited to oral discussions. Jasper has preserved its right, and may subsequently decide, to provide written solicitation materials, including a form of proxy, to the Company’s shareholders in reliance on the exemption provided by Rule 14a-2(b)(2). If Jasper later decides to use written materials to conduct its solicitation, the receipt of these materials, as well as the Company’s proxy materials, by shareholders may cause confusion. Accordingly, since Jasper may, pursuant to Rule 14a-2(b)(2), use written materials to solicit proxies and, based on disclosure in its amended Schedule 13D, it has not stated that it will not use written materials, the Company believes that the disclosure in its proxy statement advising its shareholders that they “… may receive proxy solicitation materials from Jasper, including any opposition proxy statement and proxy card” is accurate and advises the Company’s shareholders that they may also receive proxy materials from Jasper, which is intended to avoid any potential confusion.

Form 10-K

General

2.	Comment. We note your response to our prior comment three in our letter dated October 19, 2010 and that you do not contract with any third-party service providers to deal with environmental harm. Please discuss the resources that you have allocated to address any environmental harm, including the amount of money you will spend on such efforts, how the money will be spent, and the number of employees that will be involved.

Response. Although the Company does not currently contract with third parties to provide services in the event of an environmental incident, it has implemented a company-wide program for safety and environmental management. The program is designed to identify and minimize risks to the environment and to comply with best international practices for a prompt and effective emergency response. As part of these efforts, the Company performs various tasks, including: (i) training the crew of each drilling unit in the use of containment and cleanup equipment on that drilling unit; (ii) retaining records of oil and chemicals presently onboard its drilling units including details of such oil and chemicals relevant to assist in the containment or dispersal of the pollutant in the event of a spill; and (iii) placing oil spill recovery and containment equipment in various locations throughout each drilling unit in the Company’s fleet.

As a provider of offshore contract drilling services, the Company does not own or control the oil or gas that it extracts or the wells that it drills for its customers. The Company is not, therefore, primarily liable for pollution emanating from its customers’ wells. The Company is primarily liable for pollution emanating from its drilling units and in the event of a potential pollution event from a drilling unit, the Company personnel would respond by: (i) immediately investigating to determine if an environmental release occurred; (ii) indentifying the source of any pollution; (iii) informing the relevant coastal and governmental authorities; (iv) facilitating transportation/recovery and cleanup/containment measure with its customers and the relevant authorities; and (v) evacuate crews if necessary.

The Company’s customers are major, national and independent oil and natural gas companies and they typically have detailed response and remediation emergency plans available in the event of an oil spill. They typically have trained workers available to respond to oil spills 24 hours a day, seven days a week, and they can mobilize additional personnel for shoreline cleanup on short notice. The Company’s customers also typically stockpile, or have access to, equipment needed to quickly and effectively contain spills or leaks, including absorbent booms, oil dispersants and oil pumps and have access to oil spill recovery vessels as well as support and recovery boats to fight offshore oil spills and fires 24 hours a day, seven days a week.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown